Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G, dated September 17, 2026, with respect to the Units of Beneficial Interest of Marine Petroleum Trust, and any amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Date: September 17, 2026

Paslay Family, LLC
By: /s/ Michael R. Paslay
Michael R. Paslay, Manager

Michael R. Paslay
By: /s/ Michael R. Paslay
Michael R. Paslay

Robert H. Paslay Family Trust
By: /s/ Ottie K. Paslay
Ottie K. Paslay, Trustee

Ottie K. Paslay
By: /s/ Ottie K. Paslay
Ottie K. Paslay